Exhibit 99.1

Youku Tudou Announces Third Quarter 2013 Unaudited Financial Results

Mobile Daily Video Views Surpassed 300 million; Projected to Reach Profitability at Operational Level in Q4 2013

BEIJING, China, November 15, 2013 — Youku Tudou Inc. (NYSE: YOKU, and formerly Youku Inc. or “Youku”), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for the third quarter 2013.

Basis of Presentation

On August 23, 2012, the Company and Tudou Holdings Limited (“Tudou”) announced the completion of the merger between Youku and Tudou. Following the completion of the merger, Tudou’s financial results were consolidated into the Company from the date of the completion of the merger. Based on Youku’s review with Tudou management of Tudou’s publicly disclosed summary of significant accounting policies prior to the merger, certain adjustments to the historical statement of operations have been made to conform its accounting policies to those of Youku’s. Due to the fact that Tudou’s historical statements of operations for the third quarter of 2012 consist of stand-alone historical financial information without these adjustments for the period from July 1, 2012 to August 22, 2012, and consolidated financial information with these adjustment for the period from August 23, 2012 to September 30, 2012, we do not believe that comparison of the Company’s financial results with the corresponding period in 2012 can be provided on a consistent basis. For ease of reference only, we present comparison of our financial results for the third quarter of 2013 and those of the second quarter of 2013 in this press release for this quarter. We would like to draw your attention to the seasonal nature of our operations and quarter-to-quarter fluctuations. Please refer to Item 3.D Key Information—Risk Factors and Item 5 Operating and Financial review and Prospects of the Company’s 2012 annual report on Form 20-F.

Third Quarter Highlights1

•                  Net revenues were RMB857.7 million (US$140.2 million), a 14% increase quarter over quarter.

•                  Our accumulated traffic data of TV serial dramas and movies shows new consumption pattern and we have adjusted our accounting estimates on content costs amortization.  This resulted in further acceleration of content costs amortization starting from the third quarter of 2013. If we had not adopted the newly adjusted amortization estimates, non-GAAP content costs of RMB334.1 million (US$54.6 million), or 39% of net revenues, would have been recorded in the third quarter of 2013, which is RMB144.2 million (US$23.6 million) lower than the reported figures.

•                  Gross profit was RMB82.3 million (US$13.4 million). Non-GAAP gross profit, which is herein defined as gross profit excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content, was RMB100.4 million (US$16.4 million). If we had not adopted the newly adjusted amortization estimates, a non-GAAP gross profit of RMB244.6 million (US$40.0 million), a 20% increase quarter over quarter, or 29% of net revenues, would have been recorded in the third quarter of 2013, which is RMB144.2 million (US$23.6 million) higher than the reported figures.

•                  Net loss was RMB218.6 million (US$35.7million). Non-GAAP net loss, which is herein defined as consolidated net loss excluding share-based compensation expenses, amortization of intangible assets from business combination, and business combination related expenses, was RMB159.6 million (US$26.1 million). If we had not adopted the newly adjusted amortization estimates, a non-GAAP net loss of RMB15.4 million (US$2.5 million), a decrease of 65% quarter over quarter, would have been recorded in the third quarter of 2013, which is RMB144.2 million (US$23.6 million) lower than the reported figures.

•                  Basic and diluted loss per ADS, each representing 18 Class A ordinary shares, amounted to RMB1.31 (US$0.21) and RMB1.31 (US$0.21), respectively.

1  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.12 to US$1.00, the effective noon buying rate as of September 30, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

•                  Cash, cash equivalents, restricted cash and short-term investments totaled RMB3.2 billion (US$523.5 million) as of September 30, 2013.

•                  Acquisition of property and equipment was RMB67.3 million (US$11.0 million).

•                  Acquisition of intangible assets was RMB171.6 million (US$28.0 million).

“We grew the topline by a strong 14% quarter over quarter as mobile traffic continued to surge to over 300 million daily video views and more diversified revenue growth potential,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “As we succeed in growing a diversified traffic base, we are enhancing our leadership position in multi-screen online video.”

Dele Liu, President of Youku Tudou, added, “We achieved further economies-of-scale for the group resulting in a significant narrowing of our loss at the operational level. We were able to control costs as we further leveraged the scale of our platform and in-house production capabilities. Our earlier decision to rely more on Original and User Generated Content (UGC) versus professional syndicated content pays off with cost-efficiencies as well as smart branding. As Youku and Tudou each produce different Original and attract different UGC, their brand images become stronger and more distinct.”

Third Quarter 2013 Results

Net revenues were RMB857.7 million (US$140.2 million) in the third quarter of 2013, a 14% increase quarter over quarter and meeting the net revenues guidance previously announced by the Company. Advertising net revenues were RMB745.0 million (US$121.7 million), a 3% increase quarter over quarter and meeting the advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Bandwidth costs as a component of cost of revenues were RMB181.7 million (US$29.7 million) in the third quarter of 2013, representing 21% of the net revenues, as compared to RMB164.1 million (US$26.8 million) in the second quarter in 2013, representing 22% of net revenues of that quarter.

Content costs as a component of cost of revenues were RMB496.5 million (US$81.1 million) in the third quarter of 2013. Non-GAAP content costs, which is herein defined as content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content, were RMB478.3 million (US$78.2 million) in the third quarter of 2013, representing 56% of net revenues. Our accumulated traffic data of TV serial dramas and movies shows new consumption pattern and we have adjusted our accounting estimates on content costs amortization.  This resulted in further acceleration of content costs amortization starting from the third quarter of 2013. If we had not adopted the newly adjusted amortization estimates, non-GAAP content costs of RMB334.1 million (US$54.6 million), or 39% of net revenues, would have been recorded in the third quarter of 2013, which is RMB144.2 million (US$23.6 million) lower than the reported figures.

Gross profit was RMB82.3 million (US$13.4 million) in the third quarter of 2013. Non-GAAP gross profit was RMB100.4 million (US$16.4 million) in the third quarter of 2013. If we had not adopted the newly adjusted amortization estimates, a non-GAAP gross profit of RMB244.6 million (US$40.0 million), a 20% increase quarter over quarter, or 29% of net revenues, would have been recorded in the third quarter of 2013, which is RMB144.2 million higher than the reported figures.

Operating expenses were RMB312.8 million (US$51.1 million) in the third quarter of 2013, as compared to RMB306.8 million (US$50.1 million) in the second quarter of 2013. Non-GAAP operating expenses, which is herein defined as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions, were RMB271.9 million (US$44.4 million) in the third quarter of 2013, a 4% increase compared to RMB260.6 million (US$42.6 million) in the second quarter of 2013. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB171.8 million (US$28.1 million) in the third quarter of 2013, as compared to RMB165.2 million (US$27.0 million) in the second quarter of 2013. Non-GAAP sales and marketing expenses, which is herein defined as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship, were RMB157.3 million (US$25.7 million) in the third quarter of 2013, a 5% increase compared to RMB150.4 million (US$24.6 million) in the second quarter of 2013.

Product development expenses were RMB78.6 million (US$12.8 million) in the third quarter of 2013, as compared to RMB66.1 million (US$10.8 million) in the second quarter of 2013.  Non-GAAP product development expenses, which is herein defined as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology, were RMB67.5 million (US$11.0 million) in the third quarter of 2013, a 23% increase compared to RMB54.8 million (US$9.0 million) in the second quarter of 2013. This increase was primarily due to higher personnel related expenses for our product development in mobile, search, social and paid-services.

General and administrative expenses were RMB62.5 million (US$10.2 million) in the third quarter of 2013, as compared to RMB75.6 million (US$12.4 million) in the second quarter of 2013. Non-GAAP general and administrative expenses, which is herein defined as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions, were RMB47.1 million (US$7.7 million) in the third quarter of 2013, a 15% decrease compared to RMB55.4 million (US$9.1 million) in the second quarter of 2013.

Net loss was RMB218.6 million (US$35.7 million) in the third quarter of 2013. Non-GAAP net loss was RMB159.6 million (US$26.1 million) in the third quarter of 2013. If we had not adopted the newly adjusted amortization estimates, a non-GAAP net loss of RMB15.4 million (US$2.5 million), a decrease of 65% quarter over quarter, would have been recorded in the third quarter of 2013, which is RMB144.2 million (US$23.6 million) lower than the reported figures.

Non-GAAP adjusted EBITDA Loss, which is herein defined as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items, was RMB141.1 million (US$23.1 million) in the third quarter of 2013, as compared to a non-GAAP adjusted EBITDA loss of 28.7 million (US$4.7 million) in the second quarter of 2013. If we had continued using the accounting estimates adopted in the second quarter of 2013 for amortizing content costs, a non-GAAP adjusted EBITDA profit of RMB3.1 million (US$0.5 million) would have been recorded in the third quarter of 2013 instead.

Business Outlook

For the fourth quarter of 2013, the Company expects net revenues will be between RMB[XX] million and RMB[XX] million, with advertising net revenues contributing between RMB[XX] million and RMB[XX] million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on November 14, 2013 (9:00 a.m. Beijing/Hong Kong Time on November 15, 2013).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: +1-866-519-4004
International Dial In: +65-6723-9381
Mainland China Dial In: +86-400-620-8038 / +86-800-819-0121
Hong Kong Dial In: +852-2475-0994

A replay of the call will be available by dialing +1-855-452-5696 and entering passcode 96753162#. The replay will be available through November 22, 2013.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business:  non-GAAP content costs, non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP sales and marketing expense,  non-GAAP product development expenses,  non-GAAP general and administrative expenses,  non- GAAP profit or loss from operations,  non-GAAP net profit or loss and  non-GAAP adjusted EBITDA profit or loss. We define non-GAAP content costs as content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define non-GAAP sales and marketing expenses as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define non-GAAP product development expense as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define non-GAAP profit or loss from operations as profit or loss from operations excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP net profit or loss as net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP adjusted EBITDA profit or loss as net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	For the Three Months Ended
(Amounts in thousands, except for number of shares)	December 31, 2012	September 30, 2013
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,655,857	797,502	130,311
Restricted cash	9,003	1,550	253
Short-term investments	2,110,073	2,404,909	392,959
Accounts receivable, net	932,796	1,385,267	226,351
Intangible assets, net	19,607	80,575	13,166
Deferred tax assets	10,470	10,470	1,711
Prepayments and other assets	64,909	53,500	8,740
Total current assets	4,802,715	4,733,773	773,491

Non-current assets:
Property and equipment, net	200,681	237,828	38,861
Intangible assets, net	1,304,923	1,205,823	197,030
Capitalized content production costs	—	5,831	953
Prepayments and other assets	229,185	192,046	31,380
Goodwill	4,255,570	4,255,570	695,355
Total non-current assets	5,990,359	5,897,098	963,579

TOTAL ASSETS	10,793,074	10,630,871	1,737,070

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	181,878	261,649	42,753
Advances from customers	21,603	65,798	10,751
Accrued expenses and other liabilities	981,353	1,100,224	179,776
Current portion of long-term debt	7,441	—	—
Total current liabilities	1,192,275	1,427,671	233,280

Non-current liabilities:
Deferred tax liability	224,374	224,374	36,662
Other liabilities	19,552	70	11
Total non-current liabilities	243,926	224,444	36,673

Total liabilities	1,436,201	1,652,115	269,953

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 2,286,643,502 and 2,348,384,077 issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	149	153	25
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	49	49	8
Additional paid-in capital	10,768,204	10,996,216	1,796,767
Statutory reserves	1,500	1,500	245
Accumulated deficit	(1,297,147)	(1,853,310)	(302,828)
Accumulated other comprehensive loss	(115,882)	(165,852)	(27,100)
Total shareholders’ equity	9,356,873	8,978,756	1,467,117

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,793,074	10,630,871	1,737,070

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and ADS and per share and per	For the Three Months Ended			For the Nine Months Ended
ADS data)	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	753,457	857,743	140,154	1,159,744	2,127,197	347,582

Cost of revenues (Note 1)	(563,281)	(775,436)	(126,705)	(979,992)	(1,840,483)	(300,732)

Gross profit	190,176	82,307	13,449	179,752	286,714	46,850

Operating expenses:
Product development	(66,051)	(78,622)	(12,847)	(108,786)	(201,501)	(32,925)
Sales and marketing	(165,201)	(171,763)	(28,066)	(255,920)	(464,564)	(75,908)
General and administrative	(75,569)	(62,458)	(10,206)	(165,028)	(221,377)	(36,173)
Total operating expenses	(306,821)	(312,843)	(51,119)	(529,734)	(887,442)	(145,006)

Loss from operations	(116,645)	(230,536)	(37,670)	(349,982)	(600,728)	(98,156)

Interest income	7,090	7,284	1,190	35,490	21,553	3,521
Interest expenses	(158)	—	—	(3,159)	(545)	(89)
Other, net	4,720	4,694	767	8,714	23,695	3,872
Total other income, net	11,652	11,978	1,957	41,045	44,703	7,304

Loss before income taxes	(104,993)	(218,558)	(35,713)	(308,937)	(556,025)	(90,852)
Income taxes	(58)	(80)	(13)	(1,496)	(138)	(24)

Net loss	(105,051)	(218,638)	(35,726)	(310,433)	(556,163)	(90,876)

Net loss per share, basic and diluted	(0.04)	(0.07)	(0.01)	(0.14)	(0.19)	(0.03)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(0.63)	(1.31)	(0.21)	(2.54)	(3.36)	(0.55)
Shares used in computation, basic and diluted	2,980,162,122	2,995,701,280	2,995,701,280	2,201,121,902	2,977,998,887	2,977,998,887
ADSs used in computation, basic and diluted	165,564,562	166,427,848	166,427,848	122,284,550	165,444,382	165,444,382

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended			For the Nine Months Ended
(Amounts in thousands)	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	74,334	75,480	12,333	109,946	198,739	32,474
Bandwidth costs	164,111	181,670	29,685	361,664	506,826	82,815
Depreciation of servers and other equipment	21,384	21,827	3,566	42,266	65,681	10,731
Content costs	303,452	496,459	81,121	466,116	1,069,237	174,712
Total Cost of Revenues	563,281	775,436	126,705	979,992	1,840,483	300,732

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended			For the Nine Months Ended
(Amounts in thousands)	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(105,051)	(218,638)	(35,726)	(310,433)	(556,163)	(90,876)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	27,502	30,342	4,958	50,360	84,639	13,830
Bad debt expense	10,035	19,945	3,259	11,715	37,056	6,055
Amortization of intangible assets and capitalized content production costs	176,523	327,334	53,486	280,888	642,848	105,041
Amortization of long-term debt discounts	92	—	—	1,592	313	51
Gain on disposal of property and equipment	(645)	788	129	52	838	137
Foreign exchange loss	(847)	2,540	415	(357)	2,018	330
Share-based compensation	48,529	48,918	7,994	79,439	135,297	22,106
Gain form remeasurement of previously held investment in acquired subsidiary	—	—	—	(3,344)	—	—
Deferred income tax benefits	—	—	—	(2,278)	—	—
Change in operating assets and liabilities:
Restricted cash	704	6,759	1,104	—	7,453	1,218
Accounts receivable	(294,698)	(161,184)	(26,337)	(296,921)	(489,526)	(79,988)
Prepayments and other assets	21,794	37,051	6,054	42,609	60,192	9,835
Capitalized content production costs	(42,382)	(3,004)	(491)	(15,652)	(29,425)	(4,808)
Accounts payable	11,179	702	115	(16,517)	2,017	330
Advances from customers	(4,180)	9,918	1,621	3,568	44,195	7,222
Accrued expenses and other liabilities	88,046	20,027	3,271	154,026	120,541	19,696
Net cash (used in) provided by operating activities	(63,399)	121,498	19,852	(21,253)	62,293	10,179

Cash flows from investing activities:
Acquisition of property and equipment	(34,549)	(67,252)	(10,989)	(65,840)	(129,165)	(21,105)
Proceeds received from maturity of short-term investments	621,948	1,358,761	222,020	1,655,504	2,017,412	329,642
Short-term investments placed with financial institutions	(739,059)	(1,405,173)	(229,603)	(1,423,247)	(2,329,822)	(380,690)
Proceeds from disposal of property and equipment	1,282	—	—	8	1,282	209
Cash acquired, net of cash paid for acquired subsidiaries	—	—	—	378,666	—	—
Acquisition of intangible assets from related party	—	—	—	(7,200)	—	—
Acquisition of intangible assets	(102,500)	(171,620)	(28,042)	(243,720)	(513,041)	(83,830)
Net cash (used in) provided by investing activities	(252,878)	(285,284)	(46,614)	294,171	(953,334)	(155,774)

Cash flows from financing activities:
Exercise of employee stock options	35,935	27,676	4,522	18,924	92,351	15,090
Proceeds from restricted cash	—	—	—	12,705	—	—
Principal repayments on long-term debt	(3,330)	(1,111)	(182)	(19,004)	(7,677)	(1,254)
Net cash provided by financing activities	32,605	26,565	4,340	12,625	84,674	13,836
Effect of exchange rate changes on cash and cash equivalents	(32,608)	(13,087)	(2,138)	13,701	(51,988)	(8,495)
Net (decrease) increase in cash and cash equivalents	(316,280)	(150,308)	(24,560)	299,244	(858,355)	(140,254)
Cash and cash equivalents at the beginning of the period	1,264,090	947,810	154,871	2,292,538	1,655,857	270,565
Cash and cash equivalents at the end of the period	947,810	797,502	130,311	2,591,782	797,502	130,311

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Content Costs

	For the Three Months Ended			For the Nine Months Ended
	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
Content costs	303,452	496,459	81,121	466,116	1,069,237	174,712
Deduct: share-based compensation	6,465	12,136	1,983	8,215	24,264	3,964
Deduct: amortization of intangible assets from business combination	7,741	5,984	978	18,237	22,056	3,604
Non-GAAP content costs	289,246	478,339	78,160	439,664	1,022,917	167,144

2. Non-GAAP Gross Profit

	For the Three Months Ended			For the Nine Months Ended
	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
Gross profit	190,176	82,307	13,449	179,752	286,714	46,850
Add back: share-based compensation	6,465	12,136	1,983	8,215	24,264	3,964
Add back: amortization of intangible assets from business combination	7,741	5,984	978	18,237	22,056	3,604
Non-GAAP gross profit	204,382	100,427	16,410	206,204	333,034	54,418

3. Non-GAAP Operating Expenses

	For the Three Months Ended			For the Nine Months Ended
	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
Operating expenses	306,821	312,843	51,119	529,734	887,442	145,006
Deduct: share-based compensation	42,064	36,782	6,011	71,224	111,033	18,142
Deduct: business combination related expenses	—	—	—	28,627	—	—
Deduct: amortization of intangible assets from business combination	4,155	4,155	679	1,709	12,465	2,036
Non-GAAP operating expenses	260,602	271,906	44,429	428,174	763,944	124,828

4. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended			For the Nine Months Ended
	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	165,201	171,763	28,066	255,920	464,564	75,908
Deduct: share-based compensation	12,708	12,366	2,021	18,135	35,135	5,741
Deduct: amortization of intangible assets from business combination	2,077	2,077	339	854	6,231	1,017
Non-GAAP sales and marketing expenses	150,416	157,320	25,706	236,931	423,198	69,150

5. Non-GAAP Product Development Expenses

	For the Three Months Ended			For the Nine Months Ended
	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
Product development expenses	66,051	78,622	12,847	108,786	201,501	32,925
Deduct: share-based compensation	9,890	9,748	1,593	17,749	26,605	4,347
Deduct: amortization of intangible assets from business combination	1,395	1,395	228	574	4,185	684
Non-GAAP product development expenses	54,766	67,479	11,026	90,463	170,711	27,894

6. Non-GAAP General and Administrative Expenses

	For the Three Months Ended			For the Nine Months Ended
	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	75,569	62,458	10,206	165,028	221,377	36,173
Deduct: share-based compensation	19,466	14,668	2,397	35,340	49,293	8,054
Deduct: business combination related expenses	—	—	—	28,627	—	—
Deduct: amortization of intangible assets from business combination	683	683	112	281	2,049	335
Non-GAAP general and administrative expenses	55,420	47,107	7,697	100,780	170,035	27,784

7. Non-GAAP Loss from Operations

	For the Three Months Ended			For the Nine Months Ended
	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(116,645)	(230,536)	(37,670)	(349,982)	(600,728)	(98,156)
Add back: share-based compensation	48,529	48,918	7,994	79,439	135,297	22,106
Add back: business combination related expenses	—	—	—	28,627	—	—
Add back: amortization of intangible assets from business combination	11,896	10,139	1,657	19,946	34,521	5,640
Non-GAAP loss from operations	(56,220)	(171,479)	(28,019)	(221,970)	(430,910)	(70,410)

8. Non-GAAP  Net Loss

	For the Three Months Ended			For the Nine Months Ended
	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(105,051)	(218,638)	(35,726)	(310,433)	(556,163)	(90,876)
Add back: share-based compensation	48,529	48,918	7,994	79,439	135,297	22,106
Add back: business combination related expenses	—	—	—	28,627	—	—
Add back: amortization of intangible assets from business combination	11,896	10,139	1,657	19,946	34,521	5,640
Non-GAAP net loss	(44,626)	(159,581)	(26,075)	(182,421)	(386,345)	(63,130)

9.  Non-GAAP EBITDA Loss

	For the Three Months Ended			For the Nine Months Ended
	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(105,051)	(218,638)	(35,726)	(310,433)	(556,163)	(90,876)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	27,516	30,356	4,960	50,404	84,682	13,837
Interest income	(7,090)	(7,284)	(1,190)	(35,490)	(21,553)	(3,521)
Interest expenses	158	—	—	3,159	545	89
Income taxes	58	80	13	1,496	138	24
EBITDA loss	(84,409)	(195,486)	(31,943)	(290,864)	(492,351)	(80,447)

Adjustments:
Share-based compensation	48,529	48,918	7,994	79,439	135,297	22,106
Business combination related expenses	—	—	—	28,627	—	—
Amortization of intangible assets from business combination	11,896	10,139	1,657	19,946	34,521	5,640
Others, net	(4,720)	(4,694)	(767)	(8,714)	(23,695)	(3,872)
Non-GAAP EBITDA loss	(28,704)	(141,123)	(23,059)	(171,566)	(346,228)	(56,573)

(1)     For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)    The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.